UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Carreker Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

144433109
(CUSIP Number)

Bryant R. Riley Riley Investment Management LLC 11100 Santa Monica Blvd., Suite 810 Los Angeles, California 90025 (310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2007
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10)

CUSIP No. 144433109

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Partners Master Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,142,039
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,142,039
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,142,039
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.4%[1]
(14)	Type of Reporting Person (See Instructions) PN

———————

1

Based on 25,636,223 shares of common stock, par value $0.01 per share (the “Common Stock”), of Carreker Corporation (“Carreker” or the “Issuer”) outstanding at November 30, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the Securities and Exchange Commission on December 7, 2006.

(Page 2 of 10)

CUSIP No. 144433109

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,142,039[1]
	(8)	Shared Voting Power 340,000[2]
	(9)	Sole Dispositive Power 2,142,039[1]
	(10)	Shared Dispositive Power 340,000[2]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,142,039[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 8.4%[3]
(14)	Type of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,142,039 shares of Common Stock owned of record by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management has shared voting and dispositive power over 340,000 shares of Common Stock owned of record by an investment advisory clients of Riley Investment Management LLC. However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 25,636,223 shares of common stock, par value $0.01 per share (the “Common Stock”), of Carreker Corporation (“Carreker” or the “Issuer”) outstanding at November 30, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the Securities and Exchange Commission on December 7, 2006.

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CUSIP No. 144433109

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) B. Riley & Co., Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 28
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 28
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 28
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%[1]
(14)	Type of Reporting Person (See Instructions) BD

———————

Based on 25,636,223 shares of common stock, par value $0.01 per share (the “Common Stock”), of Carreker Corporation (“Carreker” or the “Issuer”) outstanding at November 30, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the Securities and Exchange Commission on December 7, 2006.

(Page 4 of 10)

CUSIP No. 144433109

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Bryant R. Riley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,145,033[1]
	(8)	Shared Voting Power 340,028[2]
	(9)	Sole Dispositive Power 2,145,033[1]
	(10)	Shared Dispositive Power 340,028[2]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,033[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 8.4%[3]
(14)	Type of Reporting Person (See Instructions) IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,142,039 shares owned of record by Riley Investment Partners Master Fund, L.P. Includes 2,994 shares of Common Stock subject to stock options that are exercisable by Mr. Riley within sixty days.

Riley Investment Management LLC has shared voting and dispositive power over 340,000 shares of Common Stock owned by an investment advisory client of Riley Investment Management, LLC. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares. B. Riley & Co., Inc. has voting and dispositive power over 28 shares of Common Stock. Although Mr. Riley is the controlling shareholder and Chairman of B. Riley & Co., Inc., Mr. Riley disclaims beneficial ownership of these shares.

(Page 5 of 10)

CUSIP No. 144433109

Based on 25,636,223 shares of common stock, par value $0.01 per share (the “Common Stock”), of Carreker Corporation (“Carreker” or the “Issuer”) outstanding at November 30, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the Securities and Exchange Commission on December 7, 2006.

(Page 6 of 10)

CUSIP No. 144433109

Item 2.

Identity and Background

Item 2 as previously filed is amended and restated as follows:

(a)

Riley Investment Partners Master Fund, L.P. (a Cayman Islands limited partnership)

Riley Investment Management LLC (a Delaware limited liability company)

B. Riley & Co., Inc. (a Delaware corporation)

Bryant R. Riley (an individual residing in California)

(b)

(i)

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA 90025

(ii)

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”). Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc., (“BRC”) an NASD member broker-dealer. Mr. Riley, RIM and RIP are located at the address specified in (b)(i) above. BRC is located at the address specified in (b)(ii)

(d)

None

(e)

None

(f)

United States

Item 4.

Purpose of Transaction

Item 4 as previously filed is amended to add the following information:

On January 4, 2007, Mr. Riley resigned from the Issuer’s board of directors in order to devote more time to his other business activities. In his letter to the Issuer’s chairman, Mr. Riley stated that he believed the execution of a merger agreement, which provides for the Issuer to be acquired by CheckFree Corporation, represents the accomplishment of increasing value for shareholders, which was the primary reason he joined the Issuer’s board of directors. The letter also states he supports the merger.

The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5 as previously filed is amended and restated as follows:

(a)

RIP owns 2,142,039 shares of Common Stock. Because RIM has sole voting and investment power over RIP’s security holdings, and Mr. Riley, in his role as the sole manager of RIM, controls its voting and investment decisions, each of RIP, RIM and Mr. Riley may be deemed to have beneficial ownership of the 2,142,039 shares owned of record by RIP, which represent approximately 8.4% of the outstanding Common Stock.

Two of RIM’s clients own 340,000 shares of Carreker’s Common Stock. Although RIM, and Mr. Riley, in his role as sole manager of RIM, maintain shared voting and investment power over the 340,000 shares of Common Stock, RIM and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.01% of the outstanding Common Stock.

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CUSIP No. 144433109

BRC owns 28 shares of Common Stock. Although Mr. Riley is the Chairman and sole equity owner of BRC, Mr. Riley disclaims beneficial ownership of these shares, which represent less than 0.01% of the outstanding Common Stock.

Mr. Riley owns options that are exercisable within 60 days for 2,994 shares of Common Stock, which represent approximately 0.01% of the outstanding Common Stock.

All ownership percentages are based on 25,636,223 shares of Common Stock outstanding at November 30, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the Securities and Exchange Commission on December 7, 2006.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

Effective as of January 1, 2007, Riley Investment Partners, L.P. (formerly known as SACC Partners LP) has converted into a master-feeder structure. In connection with that conversion, substantially all of the assets of Riley Investment Partners, L.P. (including shares of Common Stock) were contributed to RIP in exchange for limited partnership interests in RIP. In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions.

(d)

As the beneficial owner of 340,000 shares of Common Stock, RIM’s clients referenced to above are entitled to any dividends or proceeds paid, not any of the Reporting Persons

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 as previously filed is amended to add the following information:

Two of RIM’s clients own 340,000 shares of Common Stock. The agreements between these clients and RIM states that RIM acts as a discretionary investment advisor and directs the client’s investments, but in certain circumstances, the client may alter the decision taken or otherwise direct the disposition or voting of the securities. Mr. Riley and RIM disclaim beneficial ownership in these 340,000 shares.

Item 7.

Material to Be Filed as Exhibits

Exhibit A

Letter to the Issuer, dated January 4, 2007

(Page 8 of 10)

CUSIP No. 144433109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: January 5, 2007

RILEY INVESTMENT PARTNERS MASTER FUND, L.P.
By:	Riley Investment Management LLC
its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Managing Member

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Managing Member

B. RILEY & CO., INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
Bryant R. Riley

(Page 9 of 10)

EXHIBIT A

RILEY INVESTMENT MANAGEMENT LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, CA 90025

January 4, 2007

John D. Carreker, Jr.

Chairman and CEO

Carreker Corporation

4055 Valley View Lane, Suite 1000

Dallas, TX 75244

Dear Denny:

I wish to express my appreciation to the special committee of our board of directors for the fine job they have done in negotiating the merger agreement which provides for the acquisition of Carreker Corporation by CheckFree Corporation. I strongly support this acquisition and will be very pleased to see it completed.

When I joined the board in June of 2006 my stated goal was to seek value for the Carreker shareholders. While an acquisition, or this acquisition in particular, was not the only way that this goal could be accomplished, I was in favor of such a course of action. The signing of the CheckFree merger agreement, in very large part, satisfies the goals which led to my seeking a board seat. As a result, I have determined to resign my position as a Carreker board member, effective immediately, so that I can devote more attention to my positions as a board member for other public companies and to managing my investment activities. My resignation should not in any way be seen as a criticism of the merger or because of any disagreements with the Company, and I intend to vote all securities for which I have voting control in favor of the merger.

I wish you and Carreker Corporation success in completing the merger. As you know, I will be disclosing this resignation in an amendment to my Schedule 13D which I intend to file promptly.

Very truly yours,

/s/ Bryant R. Riley

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